ALPHA BANK



05007313



SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, April 15, 2005
Our reference No.13.1.43



SEC MAIL PROCESSING
RECEIVED
APR 18 2005
WASH. D.C. 179 SECTION

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

P.C. LOURIS A.I. BILIONI

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

ENCLOSURES: (1)

Secretariat Division
40 Stadiou Street
GR-102 52 Athens

Tel.: (01) 326 2424
Fax: (01) 326 2427
E-mail: secretariat@alpha.gr



ATHENS 2004

OFFICIAL BANK

Press Release



COMMENCEMENT OF TRADING OF NEW SHARES FOLLOWING THE MERGER OF DELTA SINGULAR WITH ALPHA BANK

Following the completion of the merger of Delta Singular with Alpha Bank and the discontinuance of trading of Delta Singular's shares, Alpha Bank announces and confirms that on **Monday, April 18, 2005,** 7,564,106 new common registered shares issued following Alpha Bank's capital increase due to the merger, will be credited to the stock accounts of the Shareholders of the absorbed company Delta Singular. Delta Singular Shareholders will exchange 10 shares of the absorbed company with 1 new common registered share of Alpha Bank A.E., of new nominal value Euro 5.35 each.

The new shares will commence trading in the Athens Exchange on Monday, April 18, 2005, and as a result, the total number of common registered shares of Alpha Bank trading in the Athens Exchange shall amount to 242,669,673 shares, of new nominal value Euro 5.35 each.

The fractions resulting from the exchange of shares will be sold and the proceeds will be paid to the beneficiaries by crediting their deposit account held in Alpha Bank or, for those who do not hold an account, through receipt via the branch network of the Bank. The date of payment of the proceeds, resulting from the selling of fractions, will be disclosed by way of further announcement. Said beneficiaries are the Shareholders of Delta Singular as of the end of the trading session on April 8, 2005.

The relevant Information Circular, which was approved by the Board of Directors of the Athens Exchange in its meeting on April 14, 2005, will be available to investors from Monday, April 18, 2005, from the Athens Exchange, Alpha Bank's Head Office, 40 Stadiou str., Athens and from the offices of the advisor to the issue, Alpha Finance, 5 Merlin str., Athens. An electronic copy of the Information Circular will be available in the website of the Athens Exchange, at the following address: www.ase.gr.

For additional information, Shareholders can contact the Shareholders' Section of Alpha Bank, during working days and hours, (tel. +30 210 3265810, Mr. Spyridon Grammenos).

Athens, April 15, 2005

40 Stadiou Street
GR-102 52 Athens

Tel.: +30 210 326 2431-2
Fax: +30 210 326 2427
E-mail: secretariat@alpha.gr


ATHENS 2004
OFFICIAL
BANK